UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

ZK International Group Co. Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G9892K100
(CUSIP Number)

December 31, 2017
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G9892K100

1	Names of Reporting Persons
Jiancong Huang
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
Chinese
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
4,050,000 shares
	6	Shared Voting Power
3,780,000 shares
	7	Sole Dispositive Power
4,050,000 shares
	8	Shared Dispositive Power
3,780,000 shares
9	Aggregate Amount Beneficially Owned by Each Reporting Person
7,830,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
59.24%
12	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer: ZK International Group Co. Ltd.

(b)	Address of Issuer’s Principal Executive Offices: No. 678 Dingxiang Road, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025

Item 2.

(a)	Name of Person Filing: Jiancong Huang

(b)	Address of Principal Business Office or, if None, Residence: No. 678 Dingxiang Road, Binhai Industrial Park, Wenzhou, Zhejiang Province, People’s Republic of China 325025

(c)	Citizenship: Chinese

(d)	Title and Class of Securities: Ordinary shares

(e)	CUSIP No.: G9892K100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount Beneficially Owned: 7,830,000 shares

(b)	Percent of Class: 59.24%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 4,050,000 shares

(ii)	Shared power to vote or to direct the vote: 3,780,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 4,050,000 shares

(iv)	Shared power to dispose or to direct the disposition of: 3,780,000 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain individuals other than the reporting person, of which Guolin Wang and Mingjiez Wang have such right or power with respect to five percent or more of the common stock, both of whom have filed a Schedule 13G with the U.S. Securities Exchange Commission.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018

/s/ Jiancong Huang

Jiancong Huang

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